UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 17, 2020, we entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Sandler & Co. and Evercore Group L.L.C., as representatives of the several underwriters named therein, pursuant to which we agreed to issue and sell, in an underwritten public offering, an aggregate of 9,343,750 ordinary shares (the “Shares”), inclusive of the underwriters’ full exercise of their 30-day option to purchase up to an additional 1,218,750 Shares, at a public offering price of $8.00 per share, for aggregate gross proceeds of $74.75 million, before deducting underwriting discounts and commissions and estimated offering expenses.

Under the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-234701), which was filed with the Securities and Exchange Commission on November 14, 2019 and was declared effective on November 27, 2019. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this report, and the foregoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1. A copy of the press release announcing the offering is furnished as Exhibit 99.1 to this Form 6-K. A copy of the press release announcing the closing and the full exercise of the underwriters’ option to purchase additional shares is furnished as Exhibit 99.2 to this Form 6-K.

Exhibits
1.1	Underwriting Agreement, dated as of December 17, 2020, by and among Gamida Cell Ltd. and Piper Sandler & Co. and Evercore Group L.L.C., as representatives of the several underwriters named therein.
5.1	Opinion of Meitar | Law Offices
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).
99.1	Press Release, dated December 17, 2020: Gamida Cell Announces Pricing of $65 Million Public Offering of Ordinary Shares.
99.2	Press Release, dated December 21, 2020: Gamida Cell Announces Closing of $75 Million Public Offering, Including Full Exercise of Underwriters’ Option to Purchase Additional Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

December 21, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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